UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For:   28 October 2011

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 September 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces interim blocklisting review. (01 September 2011)	Announcement Mr Blazquez, a PDMR, informs the Company of his beneficial interests. (21 September 2011)
Announcement Mr Walsh informs the Company of his beneficial interests. (02 September 2011)	Announcement Company announces intention to purchase shares to be held in employee share nominee accounts to satisfy grants made under employee share plans. (22 September 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 September 2011)	Announcement Company announces purchase of own shares to be held in employee share nominee accounts to satisfy grants made under the share incentive plan. (22 September 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 September 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 September 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 September 2011)
Announcement
Company notified of transactions in respect of the Diageo Senior Executive Share Option Plan, Performance Share Plan, Discretionary Incentive Plan and Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their beneficial interests therein.
(23 September 2011)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 September 2011)	Announcement Company announces purchase of own shares to be held in employee share nominee accounts to satisfy grants made under the share incentive plan. (23 September 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer informed the Company of his beneficial interests.
(12 September 2011)
Announcement Company announces purchase of own shares to be held in employee share nominee accounts to satisfy grants made under the share incentive plan. (27 September 2011)
Announcement Company announces lodging of Annual Report and associated documents with the United Kingdom Listing Authority and filing of 20F. (13 September 2011)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (27 September 2011)

Announcement Company announces directorate change. (14 September 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 September 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 September 2011)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (28 September 2011)
Announcement
Company releases shares from treasury to satisfy grants made under employee share schemes including the Discretionary Incentive Plan.
Ms Mahlan and PDMRs inform the company of their beneficial interests
(20 September 2011)
Announcement Company publishes Annual Information Update. (29 September 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 September 2011)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (29 September 2011)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     September 2011
Commission File Number:     001-10691

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date:	By:
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	10:58 01-Sep-2011
Number	11054-52EB

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 January 2011 to 30 June 2011

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	916,286

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/ allotted at end of period	916,286

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,500,000 (ref 2882 1994) 18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,001,095 (including 250,146,040 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 January 2011 to 30 June 2011

4.	Number and class of share(s) (amount : of stock/debt security) not issued under scheme	488,982

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/ allotted at end of period	488,982

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	4,250,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,001,095 (including 250,146,040 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 January 2011 to 30 June 2011

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	208,340

5.	Number of shares issued/allotted under scheme during period:	26,333

6.	Balance under scheme not yet issued/ allotted at end of period	182,007

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10.03.03 775,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,001,095 (including 250,146,040 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From 1 January 2011 to 30 June 2011

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	66,459

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/ allotted at end of period	66,459

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10.6.92 15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,001,095 (including 250,146,040 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company InternationalSavings Related Share Option Scheme

3.	Period of return: From 1 January 2011 to 30 June 2011

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	52,982

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/ allotted at end of period	52,982

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	9.2.96

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,001,095 (including 250,146,040 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:28 02-Sep-2011
Number	11127-6713

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Paul Walsh, a director, exercised an option on 1 September 2011 over 20,553 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 11 October 2002 at a price per share of £7.59 under the Company's Senior Executive Share Option Plan ("SESOP").

Mr Walsh subsequently sold 16,726 Ordinary Shares on 1 September 2011, at a price per share of £12.47. Mr Walsh retains the balance of 3,827 Ordinary Shares.

As a result of the above transactions, the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit
Trusts) have increased to 671,204.

J Nicholls

Deputy Secretary

2 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:08 02-Sep-2011
Number	11208-2AED

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 10,489 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these
Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 249,981,113 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,019,982.

J Nicholls

Deputy Company Secretary

2 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:09 05-Sep-2011
Number	11408-171A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,504 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these
Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 249,978,609 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,022,486.

J Nicholls

Deputy Company Secretary

5 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:11 07-Sep-2011
Number	11209-1F48

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 13,374 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these
Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 249,965,235 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,035,860.

J Nicholls

Deputy Company Secretary

7 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:26 09-Sep-2011
Number	11423-7DA6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 267 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 249,964,968 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,036,127.

J Nicholls

Deputy Company Secretary

9 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:41 12-Sep-2011
Number	11540-9234

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 12 September 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i)  the following director of the Company was allocated Ordinary Shares on 12 September 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	15

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 12 September 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	17

D Gosnell	15

J Grover	15

A Morgan	15

G Williams	15

I Wright	15

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.86.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 12 September 2011 from Dr FB Humer, a director of the Company, that he had purchased 698 Ordinary Shares on 12 September 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.86.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	34,432

PS Walsh	671,219

Name of PDMR	Number of Ordinary Shares

N Blazquez	50,463

D Gosnell	72,618

J Grover	154,579

A Morgan	150,467

G Williams	183,911 (of which 6,288 are held as ADS)

I Wright	25,265

J Nicholls

Deputy Company Secretary

12 September 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Annual Financial Report
Released	14:10 13-Sep-2011
Number	11409-2238

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that in accordance with paragraph 9.6.1 of the Listing Rules, the Annual Report for the year ended 30 June 2011 has been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do, together with the following documents:

* Notice of 2011 Annual General Meeting; and

* Form of Proxy/Letter of Direction.

The Company has also today filed its Annual Report for the year ended 30 June 2011 on Form 20-F with the US Securities and Exchange Commission.

Shareholder documents, together with an electronic version of the Form 20-F filing are available on the Company's website, at www.diageo.com. Shareholders may request a hard copy of Diageo's 2011 Annual Report, free of charge, by contacting The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EH12 9DT.

John Nicholls

Deputy Company Secretary

13 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	14:25 14-Sep-2011
Number	11425-6813

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 9.6.11 of the Listing Rules

Diageo plc (the "Company") announces that Lord Hollick and Paul Walker will retire as directors of the Company at the forthcoming annual general meeting (`AGM'), due to be held on 19 October 2011, each having served greater than nine years as a director. Lord Davies will succeed Lord Hollick as the senior non-executive director with effect from the end of the AGM.

J Nicholls

Deputy Company Secretary

14 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:31 19-Sep-2011
Number	11531-7495

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 24,433 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 249,940,535 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,060,560.

Paul Tunnacliffe

Company Secretary

19 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:16 20-Sep-2011
Number	11615-B9C8

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.
it received notification on 20 September 2011 that on 20 September 2011 it released from treasury 348,129 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans including the Company's Discretionary Incentive Plan ("DIP"). The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 249,592,406 Ordinary shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,408,689.

2.
on 19 September 2011 the Company released Ordinary Shares and American Depository Shares ("ADS(s)*") to the following director and persons discharging managerial responsibilities ("PDMRs") in respect of awards made under the DIP:

Name of Director	Number of ADS	Number of ADS sold#	Balance of ADS retained and beneficially owned

D Mahlan	2,608	-	2,608

Name of PDMR	Number of Ordinary Shares released	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned

N Blazquez	11,365	5,925	5,440

G Ghostine	10,833	-	10,833

D Gosnell	14,241	7,424	6,817

G Williams	25,765	13,432	12,333

Name of PDMR	Number of ADS released	Number of ADS shares sold#	Balance of ADS shares retained and beneficially owned

I Menezes	31,081	14,385	16,696

L Schwartz	2,460	894	1,566

As a result of the above transactions the interests of the Director and PDMRs in the Company's Ordinary Shares and ADS's (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of ADS's

D Mahlan	23,547

Name of PDMR	No. of Ordinary Shares

N Blazquez	55,903

G Ghostine	62,538 (of which 32,987 are held as ADS)

D Gosnell	79,435

I Menezes	425,280 (of which 332,282 are held as ADS)

G Williams	196,246 (of which 6,288 are held as ADS)

No. of ADSs

L Schwartz	7,970

J Nicholls

Deputy Company Secretary

20 September 2011

# Ordinary Shares/ADS sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP.

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:52 21-Sep-2011
Number	11352-9F6A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 32,495 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these
Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 249,559,911 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,441,184.

John Nicholls

Deputy Company Secretary

21 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:42 21-Sep-2011
Number	11542-BDFB

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Nicholas Blazquez, a Person Discharging Managerial Responsibility, sold 5,440 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") today at a price per share of £12.51.

As a result of the above transaction the interests of Mr Blazquez in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit
Trusts) is 50,463.

John Nicholls

Deputy Secretary

21 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:34 22-Sep-2011
Number	11234-53FA

TO:	Regulatory Information Service

PR Newswire

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that it intends shortly to purchase ordinary shares to be held in employee share nominee accounts for the purpose of satisfying share awards made under the Company's employee share plans.

J Nicholls

Deputy Company Secretary

22 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:09 22-Sep-2011
Number	7838O17

RNS Number : 7838O
Diageo PLC
22 September 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through [Credit Suisse Securities (Europe) Limited 398,576 ordinary shares of 28 101/108 pence each ("Ordinary Shares") at a price of 1,200.84 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:37 23-Sep-2011
Number	11436-9BDC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 27,882 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 249,532,029 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,469,066.

John Nicholls

Deputy Company Secretary

23 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:59 23-Sep-2011
Number	11559-11D2

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules and Paragraph 12.6.4 of the Listing Rules.

Diageo plc (the "Company") announces that:

1.
it received notification today that on 22 September 2011 that the directors shown below were granted the following options over the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") under the Company's Senior Executive Share Option Plan (the "SESOP"), approved by shareholders on 15 October 2008:

Name of Director	No. of Ordinary Shares

D Mahlan	190,239

P S Walsh	374,695

2.
it received notification today that on 22 September 2011 that the Persons Discharging Managerial Responsibilities ("PDMR") shown below were granted the following options over Ordinary Shares or American Depositary Shares ("ADS")* under the SESOP:

Name of PDMR	No. of Ordinary Shares

N Blazquez	72,037

A Fennell	81,168

G Ghostine	79,152

D Gosnell	74,472

J Grover	73,685

A Morgan	101,006

G Williams	84,415

I Wright	43,879

No. of ADS

I Menezes	51,531

R Millian	19,035

T Proctor	35,856

L Schwartz	19,491

Each option was granted at a price of £12.32 per Ordinary Share (or $76.70 per ADS) and is exercisable between 22 September 2014 and 21 September 2021, subject to the satisfaction of performance criteria.

3.
it received notification today that on 22 September 2011 that the directors shown below acquired an interest in Ordinary Shares in the form of awards under the Company's Performance Share Plan (the "PSP"), approved by shareholders on 15 October 2008, as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	159,574

P S Walsh	392,872

4.	it received notification today that on 22 September 2011 that the PDMRs shown below acquired an interest in Ordinary Shares or ADSs in the form of awards under the PSP, as follows:

5.

Name of PDMR	No. of Ordinary Shares

N Blazquez	67,978

A Fennell	76,595

G Ghostine	74,692

D Gosnell	70,276

J Grover	69,533

A Morgan	95,315

G Williams	79,659

I Wright	34,506

No. of ADS

I Menezes	42,221

R Millian	17,545

T Proctor	29,378

L Schwartz	17,966

The performance period commenced on 1 July 2011 and, subject to the rules of the PSP and the satisfaction of performance conditions, the awards will vest in September 2014.

5.
it received notification today that on 22 September 2011 that the PDMRs shown below, acquired an interest in Ordinary Shares in the form of a one-off award under the Company's Discretionary Incentive Plan ("DIP"), approved by shareholders on 14 October 2009. There are performance conditions attached to the release of this award under the DIP, and the award will vest, subject to achievement of the performance conditions as shown below:

Name of PDMR	Number of Ordinary	Maximum percentage	Maximum
percentage	Shares	vesting in 2014	vesting in 2015

N Blazquez	43,222	50%	50%

G Ghostine	47,491	50%	50%

D Gosnell	44,683	50%	50%

	Number of ADSs

I Menezes	54,967	40%	60%

R Millian	3,807	100%	-

6.
it received notification on 22 September 2011 that the directors and PDMRs shown below, together with other eligible employees, were awarded Ordinary Shares under the Diageo Share Incentive Plan (the "SIP"), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries on 22 September 2011:

Name of Director	No. of Ordinary Shares

D Mahlan	243

P S Walsh	243

Name of PDMR	No. of Ordinary Shares

N Blazquez	243

A Fennell	243

D Gosnell	243

J Grover	243

A Morgan	243

G Williams	243

I Wright	243

The Ordinary Shares were awarded at no cost to Plan participants ("Freeshares"), to a value based on a percentage of the participant's salary on 30 June 2011 and the Company's profits for the financial year ended 30 June 2011, subject to a maximum per SIP participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.

As a result of the above transactions the interests of directors and PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	94,431 (of which 94,188 are held as ADS)

P S Walsh	671,462

Name of PDMR	No. of Ordinary Shares

N Blazquez	50,706

A Fennell	5,298

D Gosnell	79,678

J Grover	154,822

A Morgan	150,710

G Williams	196,489 (of which 6,288 are held as ADS)

I Wright	25,508

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

23 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 23-Sep-2011
Number	8714O17

RNS Number : 8714O
Diageo PLC
23 September 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through [Credit Suisse Securities (Europe) Limited 462,017 ordinary shares of 28 101/108 pence each ("Ordinary Shares") at a price of 1,206.35 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:37 27-Sep-2011
Number	0503P17

RNS Number : 0503P
Diageo PLC
27 September 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 62,412 ordinary shares of 28 101/108 pence each ("Ordinary Shares") at a price of 1,267.62 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:52 27-Sep-2011
Number	0513P17

RNS Number : 0513P
Diageo PLC
27 September 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 537,588 ordinary shares at a price of 1,267.62 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 614,011 from 1st July 2011 to today's date.

Following the above purchase, the Company holds  250,069,617 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,503,931,478

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:22 28-Sep-2011
Number	11421-519D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 32,624 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans.  The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,036,993 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,964,102.

John Nicholls

Deputy Company Secretary

28 September 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:52 28-Sep-2011
Number	1456P17

RNS Number : 1456P
Diageo PLC
28 September 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,265.17 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,137,588 from 1st July 2011 to today's date.

Following the above purchase, the Company holds  250,636,933 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,503,364,102

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Information Update
Released	15:35 29-Sep-2011
Number	11535-066E

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 5, PARAGRAPH 5.2 OF

THE PROSPECTUS RULES

Annual Information Update for the 12 months up to and including 16 September 2011.

Diageo plc (the "Company") announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service.

Time/Date	Code	Name	Headline

14:25	DGE	Diageo PLC	Directorate Change
14-Sep-2011

14:10	DGE	Diageo PLC	Annual Financial Report
13-Sep-2011

15:41	DGE	Diageo PLC	Director/PDMR Shareholding
12-Sep-2011

14:26	DGE	Diageo PLC	Transaction in Own Shares
09-Sep-2011

12:11	DGE	Diageo PLC	Transaction in Own Shares
07-Sep-2011

14:09	DGE	Diageo PLC	Transaction in Own Shares
05-Sep-2011

12:08	DGE	Diageo PLC	Transaction in Own Shares
02-Sep-2011

11:28	DGE	Diageo PLC	Director/PDMR Shareholding
02-Sep-2011

10:58	DGE	Diageo PLC	Blocklisting - Interim Review
01-Sep-2011

13:54	DGE	Diageo PLC	Total Voting Rights
31-Aug-2011

13:49	DGE	Diageo PLC	Transaction in Own Shares
31-Aug-2011

12:25	DGE	Diageo PLC	Director/PDMR Shareholding
30-Aug-2011

14:16	DGE	Diageo PLC	Transaction in Own Shares
26-Aug-2011

07:00	DGE	Diageo PLC	Preliminary results, year ended 30
25-Aug-2011			June 2011

13:47	DGE	Diageo PLC	Transaction in Own Shares
24-Aug-2011

07:00	DGE	Diageo PLC	Diageo acquires additional 5.07%
24-Aug-2011			stake in Halico

07:00	DGE	Diageo PLC	Diageo completes acquisition of Mey
24-Aug-2011			Icki

14:37	DGE	Diageo PLC	Transaction in Own Shares
17-Aug-2011

15:10	DGE	Diageo PLC	Director/PDMR Shareholding
10-Aug-2011

13:34	DGE	Diageo PLC	Transaction in Own Shares
03-Aug-2011

13:33	DGE	Diageo PLC	Transaction in Own Shares
03-Aug-2011

13:36	DGE	Diageo PLC	Total Voting Rights
29-Jul-2011

13:35	DGE	Diageo PLC	Transaction in Own Shares
29-Jul-2011

12:36	DGE	Diageo PLC	Transaction in Own Shares
27-Jul-2011

13:52	DGE	Diageo PLC	Transaction in Own Shares
25-Jul-2011

13:01	DGE	Diageo PLC	Transaction in Own Shares
22-Jul-2011

13:57	DGE	Diageo PLC	Transaction in Own Shares
20-Jul-2011

14:00	DGE	Diageo PLC	Transaction in Own Shares
15-Jul-2011

12:55	DGE	Diageo PLC	Transaction in Own Shares
13-Jul-2011

14:40	DGE	Diageo PLC	Director/PDMR Shareholding
11-Jul-2011

14:39	DGE	Diageo PLC	Transaction in Own Shares
11-Jul-2011

13:47	DGE	Diageo PLC	Transaction in Own Shares
08-Jul-2011

14:05	DGE	Diageo PLC	Transaction in Own Shares
06-Jul-2011

13:45	DGE	Diageo PLC	Transaction in Own Shares
04-Jul-2011

13:58	DGE	Diageo PLC	Transaction in Own Shares
01-Jul-2011

10:20	DGE	Diageo PLC	Total Voting Rights
30-Jun-2011

14:58	DGE	Diageo PLC	Transaction in Own Shares
29-Jun-2011

14:07	DGE	Diageo PLC	Diageo Chinese White Spirits
27-Jun-2011			regulatory approval

14:35	DGE	Diageo PLC	Transaction in Own Shares
24-Jun-2011

16:46	DGE	Diageo PLC	Director/PDMR Shareholding
22-Jun-2011

14:25	DGE	Diageo PLC	Transaction in Own Shares
17-Jun-2011

15:12	DGE	Diageo PLC	Director/PDMR Shareholding
16-Jun-2011

14:43	DGE	Diageo PLC	Transaction in Own Shares
15-Jun-2011

15:05	DGE	Diageo PLC	Transaction in Own Shares
10-Jun-2011

14:52	DGE	Diageo PLC	Director/PDMR Shareholding
10-Jun-2011

13:53	DGE	Diageo PLC	Transaction in Own Shares
08-Jun-2011

14:02	DGE	Diageo PLC	Transaction in Own Shares
06-Jun-2011

07:00	DGE	Diageo PLC	Purchase of Kenya Breweries Limited
06-Jun-2011			shares

14:35	DGE	Diageo PLC	Transaction in Own Shares
03-Jun-2011

12:21	DGE	Diageo PLC	Director/PDMR Shareholding
03-Jun-2011

14:38	DGE	Diageo PLC	Transaction in Own Shares
01-Jun-2011

15:32	DGE	Diageo PLC	Total Voting Rights
31-May-2011

15:28	DGE	Diageo PLC	Transaction in Own Shares
31-May-2011

12:39	DGE	Diageo PLC	Transaction in Own Shares
27-May-2011

15:36	DGE	Diageo PLC	Transaction in Own Shares
25-May-2011

11:00	DGE	Diageo PLC	Operating model review / changes to
25-May-2011			Exec Committee

14:05	DGE	Diageo PLC	Transaction in Own Shares
20-May-2011

15:22	DGE	Diageo PLC	Transaction in Own Shares
18-May-2011

13:55	DGE	Diageo PLC	Transaction in Own Shares
17-May-2011

14:44	DGE	Diageo PLC	Transaction in Own Shares
13-May-2011

15:22	DGE	Diageo PLC	Transaction in Own Shares
11-May-2011

14:53	DGE	Diageo PLC	Director/PDMR Shareholding
10-May-2011

12:45	DGE	Diageo PLC	Transaction in Own Shares
09-May-2011

14:18	DGE	Diageo PLC	Transaction in Own Shares
06-May-2011

07:00	DGE	Diageo PLC	Interim Management Statement
05-May-2011

15:24	DGE	Diageo PLC	Transaction in Own Shares
04-May-2011

14:20	DGE	Diageo PLC	Transaction in Own Shares
03-May-2011

14:18	DGE	Diageo PLC	Total Voting Rights
03-May-2011

14:10	DGE	Diageo PLC	Transaction in Own Shares
28-Apr-2011

13:58	DGE	Diageo PLC	Transaction in Own Shares
27-Apr-2011

15:06	DGE	Diageo PLC	Transaction in Own Shares
26-Apr-2011

11:32	DGE	Diageo PLC	Publication of Prospectus
26-Apr-2011

15:06	DGE	Diageo PLC	Transaction in Own Shares
20-Apr-2011

11:45	DGE	Diageo PLC	Director/PDMR Shareholding
20-Apr-2011

12:53	DGE	Diageo PLC	Transaction in Own Shares
18-Apr-2011

14:57	DGE	Diageo PLC	Transaction in Own Shares
15-Apr-2011

12:35	DGE	Diageo PLC	Transaction in Own Shares
13-Apr-2011

15:32	DGE	Diageo PLC	Correction: Director/PDMR
12-Apr-2011			Shareholding

15:21	DGE	Diageo PLC	Transaction in Own Shares
12-Apr-2011

13:58	DGE	Diageo PLC	Transaction in Own Shares
11-Apr-2011

14:58	DGE	Diageo PLC	Transaction in Own Shares
08-Apr-2011

15:42	DGE	Diageo PLC	Director/PDMR Shareholding
07-Apr-2011

12:41	DGE	Diageo PLC	Director/PDMR Shareholding
07-Apr-2011

14:35	DGE	Diageo PLC	Transaction in Own Shares
06-Apr-2011

13:51	DGE	Diageo PLC	Transaction in Own Shares
01-Apr-2011

11:35	DGE	Diageo PLC	Total Voting Rights
31-Mar-2011

14:10	DGE	Diageo PLC	Transaction in Own Shares
30-Mar-2011

14:00	DGE	Diageo PLC	Transaction in Own Shares
28-Mar-2011

16:07	DGE	Diageo PLC	Transaction in Own Shares
25-Mar-2011

10:58	DGE	Diageo PLC	Transaction in Own Shares
23-Mar-2011

12:26	DGE	Diageo PLC	Transaction in Own Shares
21-Mar-2011

15:48	DGE	Diageo PLC	Transaction in Own Shares
16-Mar-2011

17:00	DGE	Diageo PLC	Transaction in Own Shares
15-Mar-2011

17:33	DGE	Diageo PLC	Transaction in Own Shares
14-Mar-2011

16:09	DGE	Diageo PLC	Transaction in Own Shares
14-Mar-2011

17:20	DGE	Diageo PLC	Transaction in Own Shares
11-Mar-2011

16:02	DGE	Diageo PLC	Transaction in Own Shares
11-Mar-2011

15:36	DGE	Diageo PLC	Director/PDMR Shareholding
11-Mar-2011

15:08	DGE	Diageo PLC	Transaction in Own Shares
11-Mar-2011

15:21	DGE	Diageo PLC	Director/PDMR Shareholding
10-Mar-2011

13:00	DGE	Diageo PLC	Transaction in Own Shares
09-Mar-2011

13:56	DGE	Diageo PLC	Transaction in Own Shares
07-Mar-2011

12:21	DGE	Diageo PLC	Transaction in Own Shares
04-Mar-2011

14:32	DGE	Diageo PLC	Director/PDMR Shareholding
02-Mar-2011

14:32	DGE	Diageo PLC	Transaction in Own Shares
02-Mar-2011

13:27	DGE	Diageo PLC	Total Voting Rights
28-Feb-2011

13:26	DGE	Diageo PLC	Transaction in Own Shares
28-Feb-2011

14:27	DGE	Diageo PLC	Transaction in Own Shares
25-Feb-2011

14:31	DGE	Diageo PLC	Transaction in Own Shares
23-Feb-2011

07:46	DGE	Diageo PLC	DIAGEO TO ACQUIRE MEY IÇKI
21-Feb-2011

14:02	DGE	Diageo PLC	Transaction in Own Shares
18-Feb-2011

11:30	DGE	Diageo PLC	Blocklisting - Interim Review
18-Feb-2011

12:16	DGE	Diageo PLC	Transaction in Own Shares
16-Feb-2011

16:08	DGE	Diageo PLC	Transaction in Own Shares
14-Feb-2011

14:19	DGE	Diageo PLC	Transaction in Own Shares
11-Feb-2011

16:00	DGE	Diageo PLC	Director/PDMR Shareholding
10-Feb-2011

07:00	DGE	Diageo PLC	Diageo plc half year results
10-Feb-2011

13:44	DGE	Diageo PLC	Transaction in Own Shares
09-Feb-2011

15:37	DGE	Diageo PLC	Transaction in Own Shares
07-Feb-2011

15:09	DGE	Diageo PLC	Transaction in Own Shares
04-Feb-2011

14:14	DGE	Diageo PLC	Transaction in Own Shares
02-Feb-2011

14:42	DGE	Diageo PLC	Transaction in Own Shares
01-Feb-2011

14:58	DGE	Diageo PLC	Total Voting Rights
31-Jan-2011

14:57	DGE	Diageo PLC	Transaction in Own Shares
31-Jan-2011

14:59	DGE	Diageo PLC	Transaction in Own Shares
28-Jan-2011

15:05	DGE	Diageo PLC	Diageo enters partnership in Vietnam
26-Jan-2011

14:37	DGE	Diageo PLC	Transaction in Own Shares
26-Jan-2011

14:41	DGE	Diageo PLC	Transaction in Own Shares
21-Jan-2011

14:07	DGE	Diageo PLC	Transaction in Own Shares
19-Jan-2011

14:29	DGE	Diageo PLC	Transaction in Own Shares
17-Jan-2011

14:30	DGE	Diageo PLC	Transaction in Own Shares
14-Jan-2011

15:14	DGE	Diageo PLC	Transaction in Own Shares
12-Jan-2011

16:14	DGE	Diageo PLC	Director/PDMR Shareholding
10-Jan-2011

14:55	DGE	Diageo PLC	Transaction in Own Shares
07-Jan-2011

12:28	DGE	Diageo PLC	Transaction in Own Shares
05-Jan-2011

12:45	DGE	Diageo PLC	Total Voting Rights
31-Dec-2010

12:40	DGE	Diageo PLC	Transaction in Own Shares
31-Dec-2010

12:00	DGE	Diageo PLC	Transaction in Own Shares
29-Dec-2010

11:16	DGE	Diageo PLC	Transaction in Own Shares
24-Dec-2010

14:12	DGE	Diageo PLC	Transaction in Own Shares
22-Dec-2010

15:43	DGE	Diageo PLC	Director/PDMR Shareholding
21-Dec-2010

14:20	DGE	Diageo PLC	Transaction in Own Shares
20-Dec-2010

12:30	DGE	Diageo PLC	Transaction in Own Shares
17-Dec-2010

12:12	DGE	Diageo PLC	Transaction in Own Shares
13-Dec-2010

15:21	DGE	Diageo PLC	Director/PDMR Shareholding
10-Dec-2010

15:20	DGE	Diageo PLC	Transaction in Own Shares
10-Dec-2010

14:53	DGE	Diageo PLC	Transaction in Own Shares
08-Dec-2010

14:19	DGE	Diageo PLC	Transaction in Own Shares
06-Dec-2010

14:40	DGE	Diageo PLC	Transaction in Own Shares
03-Dec-2010

15:39	DGE	Diageo PLC	Correction : Total Voting Rights
02-Dec-2010

15:48	DGE	Diageo PLC	Director/PDMR Shareholding
01-Dec-2010

15:47	DGE	Diageo PLC	Transaction in Own Shares
01-Dec-2010

16:08	DGE	Diageo PLC	Transaction in Own Shares
30-Nov-2010

14:59	DGE	Diageo PLC	Transaction in Own Shares
26-Nov-2010

16:05	DGE	Diageo PLC	Transaction in Own Shares
24-Nov-2010

14:47	DGE	Diageo PLC	Transaction in Own Shares
22-Nov-2010

14:27	DGE	Diageo PLC	Transaction in Own Shares
19-Nov-2010

15:42	DGE	Diageo PLC	Transaction in Own Shares
17-Nov-2010

15:19	DGE	Diageo PLC	Transaction in Own Shares
12-Nov-2010

16:21	DGE	Diageo PLC	Director/PDMR Shareholding
10-Nov-2010

16:19	DGE	Diageo PLC	Transaction in Own Shares
10-Nov-2010

16:14	DGE	Diageo PLC	Transaction in Own Shares
08-Nov-2010

14:31	DGE	Diageo PLC	Transaction in Own Shares
05-Nov-2010

14:53	DGE	Diageo PLC	Transaction in Own Shares
03-Nov-2010

10:42	DGE	Diageo PLC	Director/PDMR Shareholding
03-Nov-2010

10:35	DGE	Diageo PLC	Blocklisting - Interim Review
03-Nov-2010

12:50	DGE	Diageo PLC	Transaction in Own Shares
01-Nov-2010

12:09	DGE	Diageo PLC	Total Voting Rights
29-Oct-2010

12:05	DGE	Diageo PLC	Transaction in Own Shares
29-Oct-2010

14:42	DGE	Diageo PLC	Transaction in Own Shares
27-Oct-2010

07:00	DGE	Diageo PLC	EABL completes Serengeti Breweries
26-Oct-2010			acquisition

12:49	DGE	Diageo PLC	Transaction in Own Shares
25-Oct-2010

12:25	DGE	Diageo PLC	Transaction in Own Shares
22-Oct-2010

14:33	DGE	Diageo PLC	Director/PDMR Shareholding
21-Oct-2010

10:51	DGE	Diageo PLC	Director/PDMR Shareholding
21-Oct-2010

14:09	DGE	Diageo PLC	Transaction in Own Shares
20-Oct-2010

14:16	DGE	Diageo PLC	Treasury Stock
18-Oct-2010

15:23	DGE	Diageo PLC	Transaction in Own Shares
15-Oct-2010

12:05	DGE	Diageo PLC	Result of AGM
15-Oct-2010

09:45	DGE	Diageo PLC	Interim Management Statement
14-Oct-2010

11:37	DGE	Diageo PLC	Transaction in Own Shares
13-Oct-2010

09:50	DGE	Diageo PLC	Director/PDMR Shareholding
12-Oct-2010

16:26	DGE	Diageo PLC	Transaction in Own Shares
11-Oct-2010

14:52	DGE	Diageo PLC	Transaction in Own Shares
08-Oct-2010

17:18	DGE	Diageo PLC	Annual Information Update
06-Oct-2010

16:06	DGE	Diageo PLC	Director/PDMR Shareholding
04-Oct-2010

15:06	DGE	Diageo PLC	Transaction in Own Shares
04-Oct-2010

17:31	DGE	Diageo PLC	Transaction in Own Shares
01-Oct-2010

10:15	DGE	Diageo PLC	Publication of Prospectus
01-Oct-2010

17:17	DGE	Diageo PLC	Transaction in Own Shares
30-Sep-2010

16:38	DGE	Diageo PLC	Total Voting Rights
30-Sep-2010

17:00	DGE	Diageo PLC	Transaction in Own Shares
29-Sep-2010

15:08	DGE	Diageo PLC	Transaction in Own Shares
29-Sep-2010

17:19	DGE	Diageo PLC	Transaction in Own Shares
28-Sep-2010

16:37	DGE	Diageo PLC	Transaction in Own Shares
28-Sep-2010

17:23	DGE	Diageo PLC	Transaction in Own Shares
27-Sep-2010

15:31	DGE	Diageo PLC	Director/PDMR Shareholding
27-Sep-2010

16:55	DGE	Diageo PLC	Transaction in Own Shares
24-Sep-2010

15:35	DGE	Diageo PLC	Subsidiary Annual Financial Report
24-Sep-2010

17:17	DGE	Diageo PLC	Transaction in Own Shares
23-Sep-2010

16:08	DGE	Diageo PLC	Director/PDMR Shareholding
23-Sep-2010

16:58	DGE	Diageo PLC	Transaction in Own Shares
22-Sep-2010

16:04	DGE	Diageo PLC	Transaction in Own Shares
22-Sep-2010

13:55	DGE	Diageo PLC	Director/PDMR Shareholding and
21-Sep-2010			Transaction in Own Shares

Details of all regulatory announcements can be found in full on the Company's price page of the London Stock Exchange website at www.londonstockexchange.com. This information was submitted to other EEA States in compliance with the Company's obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on regulated markets in Ireland and France.

The Company also submitted filings to the Securities and Exchange Commission ("SEC") in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC's website at www.sec.gov

The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment and resignations of directors and the purchase of its own shares which were either cancelled or held as treasury shares. Copies of these documents can be found on the Companies House website at www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk.

The Company's Annual Report for the period ending 30 June 2011 (which was uploaded to the National Storage Mechanism on 13 September 2011) can be found on the Company's website, as can 2011 AGM documents.

Further information regarding the Company and its activities is available at www.diageo.com

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office:

The Company Secretarial Department
Diageo plc
Lakeside Drive

Park Royal

London

NW10 7HQ

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

John Nicholls

Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:42 29-Sep-2011
Number	2426P17

RNS Number : 2426P
Diageo PLC
29 September 2011

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,246.27 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,737,588 from 1st July 2011 to today's date.

Following the above purchase, the Company holds  251,236,993 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,502,764,102

This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 28 October 2011	By:	/s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary